# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TKO Group Holdings, Inc., CIK 0001973266
CUSIP: 87256C101
Title of class of securities: Class A common stock, par value $0.00001 per share
Address of issuer's principal executive offices: 200 FIFTH AVE, NEW YORK, New York (NY), 10010
Date of event which requires filing of this statement: 03/24/2025
Filed by CIK 0001868089
Persons authorized to receive notices and communications: Andrew J. Schader, Esq., c/o Silver Lake 55 Hudson Yards, 550 West 34th Street, 40th Floor, New York, New York (NY), 10001, 212-981-5600; Kenneth B. Wallach, Esq., Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York (NY), 10017, 212-455-2000; Hui Lin, Esq., Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York (NY), 10017, 212-455-2000; Jessica Asrat, Esq., Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York (NY), 10017, 212-455-2000

## Reporting persons
- Silver Lake West HoldCo, L.P. (CIK 0001868088): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Silver Lake West HoldCo II, L.P. (CIK 0001868087): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Silver Lake West VoteCo, L.L.C. (CIK 0001868089): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 120,563,082; sole dispositive power 0; shared dispositive power 120,563,082; aggregate amount beneficially owned 120,563,082 (61% of the class)
- Egon Durban (CIK 0001651403): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 120,563,082; sole dispositive power 0; shared dispositive power 120,563,082; aggregate amount beneficially owned 120,563,082 (61% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.00001 per share
Name of issuer: TKO Group Holdings, Inc.
Address of issuer's principal executive offices: 200 FIFTH AVE, NEW YORK, New York (NY), 10010
Comment:
This Amendment No. 4 ("Amendment No. 4") is being filed by Silver Lake West HoldCo, L.P., Silver Lake West HoldCo II, L.P., Silver Lake West VoteCo, L.L.C. and Egon Durban (collectively, the "Reporting Persons"), and amends the Schedule 13D initially filed relating to the shares of Class A common stock, par value $0.00001 per share (the "Class A Common Stock") of TKO Group Holdings, Inc., a Delaware corporation (the "Issuer") on February 6, 2025, as amended by Amendment No. 1 filed on February 18, 2025, as amended by Amendment No. 2 filed on February 28, 2025, as amended by Amendment No. 3 filed on March 12, 2025 (as amended, the "Schedule 13D"). Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Schedule 13D.

This Amendment No. 4 is being filed to update certain beneficial ownership of the Reporting Persons and not in connection with the purchase or disposition of Class A Common Stock by the Reporting Persons.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) of the Schedule 13D is hereby amended and supplemented as follows:

(a) The securities of the Issuer reported as beneficially owned in this Schedule 13D are directly held by Endeavor Operating Company, LLC ("EOC"), January Capital HoldCo, LLC ("January HoldCo"), January Capital Sub, LLC ("January Sub"), EOC Borrower, LLC and WME IMG, LLC ("WME"). WME is an indirect wholly owned subsidiary of Endeavor Group Holdings, Inc. ("EGH"). EOC Borrower, LLC is an indirect wholly owned subsidiary of EOC. EGH is the managing member of EOC Manager, LLC, which in turn is the managing member of EOC. EOC is the managing member of January Capital HoldCo, LLC and January Sub.

On March 24, 2025, Silver Lake and its affiliates completed the previously announced acquisition of EGH. As of the closing date of such acquisition, and in a series of restructuring transactions, entities controlled by Silver Lake West VoteCo, L.L.C. (the "Wildcat Entities") own a majority of the voting power of EGH and Silver Lake West Holdco, L.P. and Silver Lake West Holdco II, L.P. no longer have designated members of the governing body of EGH. As such, Silver Lake West Holdco, L.P. and Silver Lake West Holdco II, L.P. may no longer be deemed to share beneficial ownership of the securities beneficially owned by EGH. This filing represents an exit filing for each of Silver Lake West Holdco, L.P. and Silver Lake West Holdco II, L.P.

Mr. Egon Durban is the managing member of Silver Lake West VoteCo, L.L.C., which is the general partner of each of the Wildcat Entities. Mr. Durban is a director of the Issuer and is a Co-CEO and Managing Member of Silver Lake Group, L.L.C. Securities are held solely by subsidiaries of EGH. Investment funds managed by Silver Lake do not directly hold any equity securities of the Issuer.

This filing shall not be deemed an admission of beneficial ownership of such securities or that EOC, January HoldCo, January Sub, EOC Borrower, LLC, EGH and the Reporting Persons constitute a group for purposes of Section 13(d) of the Exchange Act or otherwise. EOC, January HoldCo, January Sub, EOC Borrower, LLC and EGH will separately file or have separately filed Schedule 13D filings reporting their respective beneficial ownership of such securities.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(a) Items 5(a) and (e) of the Schedule 13D are hereby amended and restated as follows:

As of the date hereof, the Reporting Persons may be deemed to beneficially own an aggregate of 120,563,082 shares of the Issuer's Class A Common Stock or 61.0% of the Class A Common Stock as calculated pursuant to Rule 13d-3 of the Exchange Act, consisting of (i) 2,579,437 shares of Class A Common Stock held by EOC, (ii) 2,155,188 TKO OpCo Units and an equal number of shares of Class B Common Stock held by EOC Borrower, LLC, (iii) 83,074,858 TKO OpCo Units and an equal number of shares of Class B Common Stock held by January HoldCo, (iv) 6,542,033 TKO OpCo Units and an equal number of shares of Class B Common Stock held by January Sub, (v) 24,386,536 TKO OpCo Units and an equal number of shares of Class B Common Stock held by IMG Worldwide and (vi) 1,825,030 shares of Class A Common Stock held by WME.

The ownership information presented herein represents beneficial ownership of Class A Common Stock as of the date hereof, based upon 81,553,818 shares of Class A Common Stock outstanding as of January 31, 2025 based on information disclosed by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 26, 2025 and assumes the redemption of all TKO OpCo Units which may be deemed beneficially owned by the Reporting Persons into Class A Common Stock.

The TKO OpCo Units are redeemable by the holders for, at the election of the Issuer, (i) newly-issued shares of Class A Common Stock of the Issuer on a one-for-one basis, subject to appropriate and equitable adjustment for any stock splits, reverse splits, stock dividends or similar events, or (ii) subject to certain conditions, an equivalent amount of cash. Upon the redemption of any TKO OpCo Units, a number of shares of Class B Common Stock equal to the number of TKO OpCo Units that are redeemed will be cancelled by the Issuer for no consideration. Shares of Class A Common Stock and Class B Common Stock are entitled to one vote per share.

(e) Silver Lake West Holdco, L.P. and Silver Lake West Holdco II, L.P. may no longer be deemed to share beneficial ownership of the securities beneficially owned by EGH. This filing represents an exit filing for each of Silver Lake West Holdco, L.P. and Silver Lake West Holdco II, L.P.

## Signatures
- Silver Lake West HoldCo, L.P.: /s/ Andrew J. Schader, Andrew J. Schader, Attorney-in-fact for Egon Durban, Managing Member of Silver Lake West VoteCo, L.L.C. (03/26/2025)
- Silver Lake West HoldCo II, L.P.: /s/ Andrew J. Schader, Andrew J. Schader, Attorney-in-fact for Egon Durban, Managing Member of Silver Lake West VoteCo, L.L.C. (03/26/2025)
- Silver Lake West VoteCo, L.L.C.: /s/ Andrew J. Schader, Andrew J. Schader, Attorney-in-fact for Egon Durban, Managing Member of Silver Lake West VoteCo, L.L.C. (03/26/2025)
- Egon Durban: /s/ Andrew J. Schader, Andrew J. Schader, Attorney-in-fact for Egon Durban (03/26/2025)